GOLDEN STAR RESOURCES CORP.
3390 Toopal Drive
Oceanside, California
 92058

October 5, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re: Golden Star Resource Corp
Item 4.01, Amended Form 8K
Filed September 17, 2009
File No. 0-52837

Dear Sir/Madame:

Company’s amended form 8 K/A addressing the comments in your September 22, 2009 letter has been filed on October 5, 2009.
The amendments addressed included:

•	The disclosing of the on-going concern as identified in the October 14, 2008 filing of the Financial Statements;
•	The inclusion of the dates form the last financial review by the Auditors to the date of dismissal as well as the same date disclosure as to the newly appointed auditors;
•	A new letter from the Auditors was issued in relation to the amended filing.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that any comments or changes to disclosures in response to comments by staff do not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope we have addressed your inquiries satisfactorily.

Please contact us should you have any further comments or questions

Yours truly,

Marilyn Miller
Golden Star Resources Corp.
210 862 3071